SHAREHOLDER MEETING (Unaudited)

On May 19, 1997, a special shareholder meeting was held at which the proposed changes to certain of the Fund's fundamental investment policies, including changes to the investment objective were approved (Proposal No. 1) and the
Subadvisory Agreement between OppenheimerFunds, Inc. and OpCap Advisors was approved (Proposal No. 2) as described in the Fund's proxy statement for that meeting.  The following is a report of the votes cast:
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                                                          WITHHELD/         BROKER
PROPOSAL              FOR               AGAINST           ABSTAIN           NON-VOTES       TOTAL
---------------------------------------------------------------------------------------------------------
Proposal No. 1        5,333,081.606     387,728.558       492,181.397       4,689,389       6,212,991.561
Proposal No. 2        5,193,678.421     344,416.743       674,896.397       4,689,389       6,212,991.561

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